Exhibit 10.3

January 12, 2018

David Mock

Dear Dave:

Vitamin Shoppe Industries Inc. (“Company” or “The Vitamin Shoppe”) is very pleased to offer you the position of Executive Vice President, Chief Merchandising and Marketing Officer. You will report to the Chief Executive Officer. Your start date will be on a date to be mutually agreed after the issuance of an employment visa by U.S. immigration authorities, as discussed below.

As you know, you cannot perform services as an employee of The Vitamin Shoppe until you obtain an employment visa from U.S. immigration authorities. Therefore, the Company will engage legal counsel to prepare a visa application and you agree to cooperate with the Company and outside legal counsel to gather all required documentation and to prepare to interview with immigration authorities.

The Vitamin Shoppe will pay all costs associated with the visa application and related attorneys’ fees. In addition, The Vitamin Shoppe will reimburse you for all reasonable expenses you may incur in connection with gathering required documentation. The Company anticipates that it will take approximately 8-10 weeks to obtain an employment visa on your behalf, including the time necessary to gather documentation and prepare the application. This offer shall expire if the visa is not obtained and your employment does not commence on or prior to June 1, 2018 (unless such date is extended in writing by the parties hereto).

Your employment will be subject to all Company policies, procedures and practices, including our Standards of Business Conduct and Health Enthusiast Handbook. In addition, by accepting employment with the Company, you agree to arbitrate any disputes arising out of your employment as set forth in the Company’s Dispute Resolution Program, which you will be required to sign prior to beginning your employment with the Company.

The following will outline the general terms of our engagement offer:

1. Position. You will perform the duties and services assigned to you by the Company. You will devote your full time and attention to the affairs of the Company and to your duties on the Company’s behalf. You will not be permitted to engage in outside business activities unless approved by the Company; provided that you may engage in charitable and community activities and manage your personal investments so long as such activities do not, individually or in the aggregate, interfere with the performance of your duties to the Company. Notwithstanding, you will be permitted to continue to serve on the boards of directors of other companies with prior approval from the Company, provided such service does not individually or in the aggregate, interfere with the performance of your duties to the Company.

2. Compensation. During your employment, the Company will pay you a base salary at a bi-weekly rate of $19,230.77 US, less lawful deductions, which is equivalent to $500,000 US on an annualized basis. The Company conducts performance appraisals and merit increase reviews for all employees annually. You will be eligible for a performance appraisal and consideration for a merit in March 2019.

3. Annual Bonus. You will be eligible to participate in the Vitamin Shoppe, Inc. Management Incentive Plan (“MIP”), with a target bonus of 50% of your eligible earnings in each calendar year. Payment of a MIP bonus is made on an annual basis, based upon the Company’s performance against certain targets as outlined or approved by the Board of Directors, and can be increased or decreased based on the actual results and your individual performance toward mutually acceptable objectives. Payments, if any, will usually be paid in the first quarter of the following year, and in all events on or before March 15 of such year, after appropriate approval from the Board of Directors, or the appropriate committee of the Board of Directors. You acknowledge that the Company reserves the right to change the structure of the MIP from time to time in their sole discretion.

4. Sign-On Cash Bonus. As an inducement for you to serve as an employee of the Company, the Company will make a one-time cash payment in the gross amount of $500,000 to you or to your designee promptly following the date your employment commences (the “Sign-On Bonus”). The Sign-on Bonus, or any part of it, shall not be earned until all conditions set out in this letter have been satisfied.

If, within six (6) months after the date of this letter, (A) you give notice of resignation for any reason whatsoever or (B) your employment is terminated by the Company due to (i) a violation of The Vitamin Shoppe Standards of Business Conduct, any other policy governing the ethical performance of your job and/or any other law applicable to the ethical conduct of business, (ii) any conduct giving rise to immediate discharge (other than for performance), (iii) your failure or refusal to perform your material duties or (iv) your material breach of this letter agreement or any other agreement between you and the Company, then you shall repay to the Company the entire net amount of the Sign-On Bonus actually received by you (the “Net Sign-On Amount”).

If none of the foregoing events occurs within six (6) months after the date of this letter, then 30% of the Net Sign-On Amount shall no longer be subject to recoupment by the Company pursuant to this Section. The remainder of the Net Sign-Amount (the “Remainder Amount”) shall remain subject to recoupment for an additional twenty-four (24) months; provided, however, that with each completed month of service beyond the first six (6) months after the date of this letter an additional 4.2% of the Remainder Amount shall no longer be subject to recoupment by the Company.

The amount owed pursuant to this Section will be deducted from your last paycheck(s) to the extent permitted by law; provided that if the amount owed is greater than what was deducted from your paychecks, the remaining balance will be due within ninety (90) days following the date of termination of employment.

5. Sign-On Equity Grant. As an inducement for you to accept employment with the Company and as soon as practicable after your first date of employment and subject to the approval of the Compensation Committee of the Board of Directors, you will receive a one-time sign-on grant/award of restricted stock units (“RSUs”) and performance share units (“PSUs”) valued at $500,000 as of the grant date. The grant of RSUs and PSUs will be subject to terms regarding time-based and/or performance-based vesting over a period of continued employment, and forfeiture and repayment provisions if you breach certain covenants regarding confidentiality, trade secrets, non-competition or have engaged in fraud, all of which will be set forth in grant agreements to be entered into between you and the Company. Each of the grants will be made pursuant to an individual award agreement that shall contain substantially the same terms as similar awards granted under the Plan.

For the avoidance of doubt, the grant of the RSUs and PSUs referred to herein is contingent upon you becoming an employee of the Company. In the event that you do not become an employee of the Company, whether it be because you fail to secure an employment visa or for any other reason, the Company will not grant you any RSUs or PSUs.

6. Annual Equity Grants. Provided you remain employed by the Company beginning in 2019, you will be eligible to participate in the Plan. Whether or not equity grants are made, and, if so, the amount of such grants is determined by the Compensation Committee of the Board of Directors from time-to-time. Restricted stock grants, if awarded, are subject to the terms of the Plan and the related equity award agreements, which may include terms regarding time-based and/or performance-based vesting over a period of continued employment, and forfeiture and repayment provisions if you breach certain covenants regarding confidentiality, trade secrets, non-competition or have engaged in fraud.

7. Paid Time Off. You will be eligible to accrue paid time off (“PTO”) based on weeks worked, up to a maximum of 27 PTO days annually. Accrual, carryover, use and forfeiture of PTO is subject to applicable Company policies.

8. Holidays. You will be eligible for paid holidays. The Company observes the following holidays: Memorial Day, July 4th, Labor Day, Thanksgiving Day, Christmas Day, and New Year’s Day.

9. Other Employee Benefits. You will be eligible for additional employee benefits, including:

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In lieu of the partially subsidized health insurance generally available to employees of the Company, the Company shall make commercially reasonable efforts to obtain a health insurance policy on your behalf that will cover any catastrophic costs incurred by you while you are physically present in the United States. Any such available plan will be partially subsidized by the Company but will require your contribution.

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While you are employed by the Company, the Company shall reimburse you costs associated with annual preparation of your income tax filings in both the United States and Canada, up to a maximum annual limit of $10,000.

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401(k) eligibility on the first day of the month following one full calendar month of employment. Following one full year of employment, the Company will match 100% of the first 3% and 50% of the next 2% of your contribution. You will be eligible to receive the Company match on the first day of the month following your anniversary date.

•	Company-paid basic life insurance and AD&D coverage in an amount equivalent to your annualized salary, up to a maximum of $500,000.

•	Company-paid Long Term Disability insurance.

10. Employment at Will. Your employment will be “employment-at-will,” which means it is not for any definite period of time and the terms and conditions of employment may be modified or employment may be terminated by either you or by the Company at any time, for any reason, or for no reason. Your employment-at-will status will apply throughout your employment with the Company and cannot be modified except by an express, written contract that is executed by the Chief Executive Officer and you.

11. Intellectual Property. You acknowledge and agree that all writings, inventions, improvements, processes, procedures, programs, techniques and other data and information that are furnished to you by the Company or that you design, generate or develop within the scope of your employment with the Company or related to the business of the Company, whether on the Company’s property or otherwise, whether alone or with others, are and will remain the sole and confidential property of the Company. You specifically agree that all materials that you design, generate or develop within the scope of your employment with the Company, related to the business of the Company or using any confidential or proprietary information of the Company will be considered “works made for hire” under applicable law and that all such material will be owned exclusively by the Company. You hereby assign and transfer to the Company all right, title and interest that you may have in and to such materials under patent, copyright, trade secret, trademark and other applicable laws.

12. Confidentiality and Restrictive Covenants. During your employment by the Company, you agree that you will not, directly or indirectly, either for yourself or for any other person, business, or entity, hire from the Company or attempt to hire, divert or take away from the Company, any of the business of the Company or any officer or employee of the Company. Upon commencement of employment you will be asked to sign an agreement further acknowledging the confidential nature of all information disclosed in connection with your employment by the Company. You agree that in your work for the Company, you will not use or disclose any confidential information, including trade secrets of any current or former employer or third party to whom you have any obligation of confidentiality. You further agree that you can perform your duties to the Company without reliance on any such confidential information or trade secrets of any current or former employer or third party. You agree that you will not bring onto the Company’s premises, or transmit or store using any electronic communication equipment or computer network or system of the Company, any unpublished documents or property belonging to any current or former employer or third party to whom you have any obligation of confidentiality, including any documents or property containing confidential information or trade secrets. You represent and agree that in connection with your anticipated employment with the Company, including during your discussions with the Company, you (i) have not breached any restrictive covenant agreement to which you are bound, and (ii) have complied with all of your fiduciary obligations to any current or former employer or third party to whom you have any such obligations.

18 U.S.C. § 1833(b) states: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Accordingly, you have the right to disclose in confidence trade secrets to Federal, State, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. You also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in this offer letter is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

13. Taxes. All payments hereunder are subject to applicable tax withholdings.

14. Conditions. The Company supports a Drug Free Work Environment. Your employment is contingent upon successful completion of a drug test. Instructions for the drug test will be provided to you. Testing must be completed within forty-eight hours prior to your first day of employment. Any questions regarding our drug policy may be directed to the Human Resources Department, which is available weekdays from 9 A.M. to 6 P.M. or by calling 201-552-6001.

The offer is also contingent on: (i) a successful background check; and (ii) your completion of Section 1 of the Form I-9 on or before the end of your first day of employment and your presentation of your original documentation verifying your work eligibility and identification on or before the third day of employment.

Please indicate your acceptance by returning a signed copy of this offer to the Company.

We look forward with pleasure to your joining us.

Regards,

/S/ Teresa Orth
Teresa Orth SVP, Human Resources

CC:	Colin Watts, CEO

Acknowledgment:

I have carefully read and fully understand each of the terms of the foregoing offer of employment. I understand that by accepting employment with the Company, I agree to arbitrate any dispute arising out of my employment as set forth in the Company’s Dispute Resolution Program, which I will be required to sign prior to beginning my employment. I further understand that my employment with the Company is at-will, which means that either I or the Company may terminate the employment relationship at any time, for any reason, with or without cause.

/S/ David Mock	January 11, 2018
David Mock	Date